April 10, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Zitko, Esq.
Division of Corporate Finance

Re:	Healthcare Acquisition Partners Corp.
Registration Statement on Form S-1
File No. 333-129035

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Healthcare Acquisition Partners Corp. (the “Company”) for acceleration of the effective date of the above-referenced registration statement so that such registration statement is declared effective at 2:00 p.m. (New York City time) on April 11, 2006, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the preliminary prospectuses dated January 17, 2006, March 3, 2006 and March 24, 2006 prepared by the Company in connection with the offering referred to above were distributed as follows:

Date of Preliminary Prospectus	Number of copies		Distributed to

January 17, 2006	345 copies	to	Institutions

March 3, 2006	175 copies	to	Institutions

March 24, 2006	125 copies	to	Institutions

Total:	645 copies

Sincerely yours, FTN MIDWEST SECURITIES CORP.

By:	/s/ Douglas S. Donohue
Name: Douglas S. Donohue
Title: Managing Director